6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 March 12, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                 Changes to BASF's Supervisory Board

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 11, 2003--

The shareholders' representatives on BASF's Supervisory Board are to be re-elected at this year's Annual Meeting on May 6, 2003. Four of the previous members of the Supervisory Board - Etienne Graf Davignon, Dr. Wolfgang Jentzsch, Professor Dr. Berthold Leibinger and Dr. Henning Schulte-Noelle - are no longer available for re-election.

In their place, the Supervisory Board today proposed Dr. Renate Kocher, managing director of the Allensbach Institute of Opinion Research, and Michael Diekmann, member of the Board of Executive Directors of Allianz Aktiengesellschaft, for election to the Supervisory Board. Dr. Jurgen F. Strube and Max Dietrich Kley - the chairman and vice chairman of the Board of Executive Directors of BASF Aktiengesellschaft up to the end of the Annual Meeting on May 6, 2003
- were already proposed for election to the Supervisory Board in July
2002.

Dr. Renate Kocher studied economics, journalism and sociology in Mainz and Munich. She has been managing director of the Allensbach Institute of Opinion Research since 1988. Her research focuses on the acceptance of new technologies such as genetics, financial market research, the effects of new media on information gathering and comparative analyses of the old and new federal German states.


Michael Diekmann studied law and philosophy in Gottingen. He has worked for the Allianz Group of insurance companies since 1988. He was appointed to the board of Allianz in 1998, where he is now responsible for North and South America as well as for Group-wide human resources at Allianz Aktiengesellschaft.

The 10 employee representatives who will sit on BASF Supervisory Board were elected on February 25, 2003. Volker Obenauer, who was for many years deputy chairman of the Supervisory Board and is the former chairman of the works council of BASF Aktiengesellschaft and the joint works council of the BASF Group, has retired from the Supervisory Board. Ralf Bastian, member of the works council of BASF Aktiengesellschaft, has been newly appointed to the Supervisory Board. Eva Kraut, chairwoman of the works council of BASF IT Services GmbH Ludwigshafen, who replaced Ellen Schneider on the Supervisory Board last August, has now been elected for an entire electoral period. Robert Oswald, chairman of the works council of BASF Aktiengesellschaft, who was appointed to the Supervisory Board in 2000 to replace Gunter Klein, has also been elected for an entire electoral period.

BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a competitive advantage. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

    CONTACT: BASF A.G
             Michael Grabicki
             Phone: +49 621 60-99938
             Fax: +49 621 60-20129
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


Date: March 12, 2003            By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group